767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 5, 2020

VIA EDGAR TRANSMISSION

Mr. Ronald Alper

Office of Real Estate & Construction
Division of Corporation Finance

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Trebia Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted March 23, 2020
CIK No. 0001805833

Dear Mr. Alper:

On behalf of our client, Trebia Acquisition Corp., a Cayman Islands exempted company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 16, 2020.  In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001805833).  If requested, we will send to the Staff courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Management

Founders, Officers, Directors and Director Nominees, page 129

1.              Please revise to clarify the specific occupations and employment that Messrs. Danola and Kumar were engaged in during the past five years. Refer to Item 401(e) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 accordingly.

Mr. Alper
Securities and Exchange Commission
May 5, 2020

Undertakings, page II-2

2.              Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.  For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages II-2 and II-3 accordingly.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8849.

Sincerely yours,

/s/ Heather L. Emmel
Heather L. Emmel
Weil, Gotshal & Manges LLP

cc:                                Tanmay Kumar
                                                Chief Financial Officer
                                                Trebia Acquisition Corp.